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                                                     July 31, 2006


Jeffrey B. Werbitt
Tammy Tangen
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549


         RE:  ACME PACKET, INC.
              REGISTRATION STATEMENT ON FORM S-1
              FILE NO. 333-134683

Dear Mr. Werbitt and Ms. Tangen:

     On behalf of our client, Acme Packet, Inc., a Delaware corporation (the "Company"), we hereby submit additional information relating to Comment 50 of the comment letter of the Staff of the Securities and Exchange Commission dated June 29, 2006 regarding the Company's Registration Statement on Form S-1, File No. 333-134683, of the Company.

     At this time, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a price range for the offering. Notwithstanding, in order to facilitate the Staff's review of the Company's Stock Based Compensation disclosure, the Company notes that on July 17, 2006, the underwriters suggested an estimated price range of $5.00 to $6.00 per share and a fully distributed enterprise value ranging from $333 million to $406.

     Should you wish to discuss the forgoing at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Keith Seidman, Chief Financial Officer of the Company at (781) 328-4410.

                                                     Very truly yours,

                                                     /s/ Julio E. Vega

                                                     Julio E. Vega


cc:  Stephen Krikorian, SECURITIES AND EXCHANGE COMMISSION
     Anne H. Nguyen, SECURITIES AND EXCHANGE COMMISSION
     Andrew D. Ory, ACME PACKET, INC.
     Keith Seidman, ACME PACKET, INC.
     Matthew J. Cushing, BINGHAM MCCUTCHEN LLP
     Mark G. Borden, WILMER CUTLER PICKERING HALE AND DORR LLP
     Mark L. Johnson, WILMER CUTLER PICKERING HALE AND DORR LLP